EXHIBIT 97

COMPENSATION RECOUPMENT POLICY OF

Abeona Therapeutics Inc.

ARTICLE A

PURPOSE AND GENERAL TERMS x

Any capitalized terms used, but not immediately defined, in this Policy have the meanings set forth in Section A-8 or Section B-1, as applicable.

Section A-1. Purpose.

The Board of Directors (the “Board”) of Abeona Therapeutics Inc. (the “Company”), on recommendation of its Compensation Committee (the “Committee”), has adopted this Compensation Recoupment Policy (this “Policy”) to implement a mandatory clawback policy in the event of a Restatement in compliance with the Applicable Rules, which is set forth in Article B of this Policy.

Section A-2. Administration.

Except for the powers specifically designated to the Committee in Section B-4, this Policy shall be administered in the sole discretion of the Board; provided that the Board may delegate its administrative responsibility to the Committee, in which case references herein to the Board shall be deemed to include the Committee. The Board shall have the discretion to interpret the Policy and make all determinations with respect to this Policy, consistent with the Applicable Rules, applicable law and this Policy, and compliance with this Policy shall not be waived by the Board in any respect.

Any interpretations and determinations made by the Board shall be final and binding on all affected individuals.

Section A-3. Effective Date; Term.

This Policy is effective as of October 2, 2023 (the “Effective Date”) and applies to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date as described in Section B-3 below.

Section A-4. Amendment.

The Board may amend this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including the Applicable Rules. Without limiting the foregoing, the Board may amend this Policy as it deems necessary to reflect any amendment of the Applicable Rules or regulations or guidance issued under the Applicable Rules.

Section A-5. No Substitution of Rights; Non-Exhaustive Rights.

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company pursuant to (a) the Abeona Therapeutics Inc. 2023 Equity Incentive Plan, the Abeona Therapeutics Inc. 2023 Employment Inducement Equity Incentive Plan, the Company’s annual bonus plan (if any), or any other incentive plan of the Company or any of its subsidiaries or any successor plan to any of the foregoing, (b) the terms of any recoupment policy or provision in any employment agreement, compensation agreement or arrangement, or other agreement, or (c) any other legal remedies available to the Company under applicable law.

In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions it deems necessary, appropriate, and in the Company’s best interest in connection with the Board determining that this Policy should apply, including termination of the employment of, or initiating legal action against, an Executive Officer, and nothing in this Policy limits the Company’s rights to take any such appropriate actions.

Section A-6. Governing Law.

This Policy and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Applicable Rules, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to choice of law principles. If any provision of this Policy shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Policy, but this Policy shall be construed and enforced as if the illegal or invalid provision had never been included in this Policy.

Section A-7. Acknowledgment.

Each Executive Officer shall be required to sign and return to the Company the Acknowledgment Form attached hereto as Exhibit A pursuant to which such Executive Officer will agree to be bound by the terms of, and comply with, this Policy.

Section A-8. Defined Terms.

The following capitalized terms used in this Policy have the following meanings:

(a)	“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1promulgated thereunder and Listing Rule 5608 of the Listing Rules of Nasdaq.

(b)	“Board” means the Board of Directors of the Company.

(c)	“Clawback Compensation” means Incentive-Based Compensation, as determined to be subject to repayment pursuant to this Policy.

(d)	“Committee” means the Compensation Committee of the Board, or, in the absence of such committee, a majority of independent directors serving on the Board.

(e)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(f)	“Regulators” means, as applicable, the Securities and Exchange Commission and the Nasdaq Stock Market (“Nasdaq”).

ARTICLE B

RECOUPMENT POLICY FOR

EXECUTIVE OFFICERS

Section B-1. Specific Defined Terms. For the purposes of this Policy, the following terms have the following meanings, which will be interpreted to comply with the Applicable Rules:

(a)	“Executive Officer” means any person who is or was designated by the Board as(i)an “executive officer” of the Company according to the Applicable Rules or(ii)an “officer” in accordance with Rule 16a-1(f) promulgated under Section 16 of the Exchange Act.
(b)	“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures[1], (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.

1 “Financial Reporting Measures” include, but are not limited to, the following examples of accounting-based measures and measures derived from: (i) revenues; (ii) net income; (iii) operating income; (iv) profitability of one or more reportable segments; (v) financial ratios (e.g., accounts receivable turnover and inventory turnover rates); (vi)net assets or net asset value per share (e.g., for registered investment companies and business development companies that are subject to the rule); (vii) earnings before interest, taxes, depreciation and amortization; (viii)funds from operations and adjusted funds from operations; (ix) liquidity measures (e.g., working capital, operating cash flow); (x) return measures (e.g., return on invested capital, return on assets); (xi) earnings measures (e.g., earnings per share); (xii) sales per square foot or same store sales, where sales is subject to an accounting restatement; (xiii) revenue per user, or average revenue per user, where revenue is subject to an accounting restatement; (xiv) cost per employee, where cost is subject to an accounting restatement; (xv) any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and (xvi) tax basis income.

(c)	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure.[2] Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.
(d)	“Received” — Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(e)	“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator or other legally authorized body directs the Company to prepare a Restatement.
(f)	“Restatement” means that the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Determination of whether noncompliance is material for the purpose of the preceding sentence will be determined consistent with the Applicable Rules.[3]

Section B-2. Recovery on a Restatement.

In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.

Recovery of any erroneously awarded compensation under this Policy is not dependent on fraud or misconduct by any Executive Officer in connection with a Restatement.

Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to the Regulators as required by the Applicable Rules.

2 “Incentive-Based Compensation”, includes, but is not limited to, (i) non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal; (iii) other cash awards based on satisfaction of a Financial Reporting Measure performance goal; (iv) restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights that are granted or become vested wholly or in part on satisfying a Financial Reporting Measure performance goal; and (v) proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.

3 The issuing release for the Applicable Rules suggests that determinations of materiality should be made on a facts and circumstances basis, consistent with accounting rules and consistent prior SEC guidance on level of materiality. Specifically, they point to: Staff Accounting Bulletin No. 99, Materiality (Aug. 12, 1999) and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (Sept. 13, 2006).

Section B-3. Covered Executive Officers and Covered Incentive-Based Compensation.

This Policy covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received or during the performance period applicable to such Incentive-Based Compensation. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person served as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Policy.

This Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date and that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date. For the avoidance of doubt, this will include Incentive-Based Compensation that may have been approved, awarded, or granted to an Executive Officer on or before the Effective Date if such Incentive-Based Compensation is Received after the Effective Date.

Section B-4. Methods of Recovery; Limited Exceptions.

The Board shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation Received pursuant to this Policy, consistent with applicable law, which may include, without limitation, the methods of recovery described in Article C.

No recovery shall be required if any of the following conditions are met and the Committee (or an independent committee of the Board consistent with the Applicable Rules) determines that, on such basis, recovery would be impracticable:

(a)	the direct expense paid to a third party to assist in enforcing this Article B would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to Nasdaq;

(b)	recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (ii) provide a copy of such opinion to Nasdaq; or

(c)	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.

Section B-5. Reporting; Disclosure; Monitoring.

The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with SEC filings.

ARTICLE C

METHODS OF RECOVERY

Section C-1. Subject to Section B-4, in the event that the Board determines that this Policy should apply, to the extent permitted by applicable law, the Company shall, as determined by the Board in its sole discretion, take any such actions as it deems necessary or appropriate to recover Clawback Compensation. The actions may include, without limitation (and as applicable):

(a)	forfeit, reduce, or cancel any Clawback Compensation (whether vested or unvested)that has not been distributed or otherwise settled;
(b)	seek recovery of any Clawback Compensation that was previously paid to the Executive Officer;
(c)	seek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Clawback Compensation;
(d)	recoup any amount in respect of Clawback Compensation that was contributed or deferred to a plan that takes into account Clawback Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, and supplemental executive retirement plans, and insurance plans to the extent otherwise permitted by applicable law, including Section 409A of the Code) and any earnings accrued on such Clawback Compensation;
(e)	except as otherwise required by this Policy, determine whether Clawback Compensation should be recouped on a pre-tax or after-tax basis;
(f)	offset, withhold, eliminate or cause to be forfeited any compensation that could be paid or awarded to the Executive Officer after the date of determination; and
(g)	take any other remedial and recovery action permitted by law, as determined by the Board.

In addition, (x) if a breach of fiduciary duty or other violation of law has occurred, the Board may authorize legal action for such breach of fiduciary duty or other violation of law and take such other actions to enforce the obligations of the Executive Officer to the Company as the Board deems appropriate or (y) in the event that an Executive Officer fails to repay or reimburse erroneously awarded compensation that is subject to recovery, the Board may seek to compel such individual to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering erroneously awarded compensation under this Policy.

Section C-2. Notice. Before the Company takes action to seek recovery of compensation pursuant to this Policy against an Executive Officer, the Company may, in its discretion, take steps to provide such individual with advance written notice of such clawback; provided that such provision of notice shall not in any way delay the reasonably prompt recovery of any erroneously awarded Incentive-Based Compensation pursuant to this Policy.

Section C-3. No Indemnification. The Company shall not indemnify any current or former Executive Officer against the loss of erroneously awarded compensation, and shall not pay or reimburse any such person for premiums incurred or paid for any insurance policy to fund such person’s potential recovery obligations.

Exhibit A

ABEONA THERAPEUTICS INC.

COMPENSATION RECOUPMENT POLICY

ACKNOWLEDGMENT FORM

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the Compensation Recoupment Policy of Abeona Therapeutics Inc. (the “Policy”). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this “Acknowledgement Form”) shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any erroneously awarded Incentive-Based Compensation to the Company to the extent required by, and in a manner permitted by, the Policy.

(Executive’s Signature)

(Executive’s Printed Name)

(Date)